Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

December 10, 2013

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Nudrat Salik, Staff Accountant

Re:	Harsco Corporation
Form 10-K for the Year Ended December 31, 2012
Filed February 26, 2013
Form 10-Q for the Period Ended September 30, 2013
Filed November 7, 2013
Form 8-K
Filed August 8, 2013
Form 8-K
Filed September 16, 2013

File No. 1-03970

Ladies and Gentlemen:
Harsco Corporation, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 25, 2013, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed February 26, 2013; Form 10-Q for the period ended September 30, 2013, filed November 7, 2013; Form 8-K, filed August 8, 2013; and Form 8-K, filed September 16, 2013.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Year Ended December 31, 2012
General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:
When a comment below requests additional disclosures or other revisions to be made, the Company has provided an example of the additional disclosures or other revisions in the Company's supplemental response. These additional disclosures and other revisions will also be included in the Company's future filings, including interim filings, as applicable.

Management's Discussion and Analysis, page 20

2.
In your tables showing the significant impacts on revenues for each segment, please separately present the extent to which changes in prices contributed to fluctuations in revenues separately from the extent to which changes in volumes contributed to fluctuations in revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:
The Company acknowledges that Item 303(a)(3)(iii) of Regulation S-K requires a registrant, to the extent that its financial statements disclose material changes in revenues, to provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold. However, under the Company’s current accounting systems, changes in revenues are reported on a combined basis, so the Company cannot, without unreasonable effort and cost, determine with any degree of precision the extent to which changes in revenues are due to changes in prices as compared to changes in volume on a quantitative basis. In future filings, the Company will, to the extent possible, provide narrative, directional disclosure regarding the extent to which changes in its revenue are due to changes in prices as compared to changes in volume (e.g., that an increase in revenues was caused primarily by an increase in volume).

Certainty of Cash Flows, page 35

3.
You refer to metals services contracts as one of the key components contributing to the certainty of your future cash flows. In this regard and given that you were able to exit certain underperforming contracts in the metals and minerals segment in 2012, please expand your disclosures to address the cancellation rights that you and your customers have under these metal services contracts and your consideration of these rights in determining that these are firm contracts. On page 2, you discuss the approximate percentage of revenues expected to be recognized by December 31, 2016. Please also disclose the estimated percentage of revenue expected to be recognized in the following fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response:
When the Company refers to exiting certain underperforming contracts, this is not done through the exercise of cancellation rights within the metals services contracts, but rather by not renewing such metals services contracts at the end of the contractual term at the Company's discretion. This is done when renewal terms for metals services contracts do not meet internally established rates of return.

Although each metals services contract is unique, such contracts generally contain standard termination provisions that may be initiated by either the Company or a customer. However, these termination provisions generally are exercisable only in instances of material breaches of the metals services contract or significant changes in a customer's level of production. To provide historical perspective, these termination provisions are seldom exercised by a customer and have only been exercised by the Company when a customer's level of production has not met expectations as represented by the customer and after commercial negotiations with the customer prove unsuccessful.

Based on the above facts, the Company considers metals services contracts to be firm contracts. Additionally, the Company does not believe termination provisions are a material component of the Company's metals services contracts and does not believe that any additional disclosure is necessary. However, the Company proposes adding the following clarifying language after the first instance of discussion of exiting underperforming contracts in future filings:

The Company exits underperforming contracts at the end of the contractual term when renewal terms are not commensurate with the Company's expected rates of return.

With regard to satisfying the requirements of Item 101(c)(1)(viii) of Regulation S-K, the Company proposes modifying the Company's disclosure as follows (additions have been underlined and deletions have been ~~struck through~~):

The Harsco Metals & Minerals Segment is one of the world's largest providers of on-site, outsourced services to the global metals industries. The Metals business provides its services and solutions on a long-term contract basis, supporting each stage of the metal-making process from initial raw material handling to post-production slag processing and metal recovery. The Metals business' multi-year contracts had estimated future revenues of $4.9 billion at expected production levels at December 31, 2012. This provides the Company with a substantial base of long-term revenues. Approximately 20% of these revenues are expected to be recognized by December 31, 2013 and ~~A~~approximately ~~60%~~40% of these revenues are expected to be recognized ~~by~~ between January 1, 2014 and December 31, 2016. The remaining revenues are expected to be recognized principally between January 1, 2017 and December 31, 2021.

Financial Statements, Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 55

4.
Given the long-term nature of your contracts in the metals and minerals segment and your decision to exit underperforming contracts, please clarify whether you have any contracts for which the costs to complete the contract are expected to exceed the revenue to be realized. If so, please disclose how you account for expected loss contracts.

Response:
Metals services contracts in the Company's Metals and Minerals Segment typically contain both a fixed-fee component and a variable-fee component based on the level of customer production. Generally, underperforming contracts are still profitable for the Company; however from time-to-time there will be metals services contracts for which the costs to complete the contract are expected to exceed the revenue to be realized.

With regard to the Company's accounting for expected loss contracts, the Company considers metals services contracts to be executory contracts. Although there are many legal definitions of an executory contract, Emerging Issues Task Force ("EITF") Issue No. 03-17, "Subsequent Accounting for Executory Contracts That have Been Recognized on an Entity's Balance Sheet", provides the following definition: "a contract that remains wholly unperformed or for which there remains something to be done by either or both parties of the contract." Because the EITF did not reach consensus on this topic, this definition of an executory contract has not been carried forward into the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

It is the Company's accounting policy that it is generally not appropriate to recognize a loss on executory contracts prior to losses being incurred unless such losses are specifically prescribed in authoritative literature.

The ASC provides for recognition of losses on an executory contract in ASC 605-35, which pertains to construction-type and production-type contracts. The Company's metals services contracts do not qualify as construction-type or production-type contracts as defined by ASC 605-35-15-2, and as such are not subject to this guidance.

Note 7. Debt and Credit Agreements, page 62

5.
You classified amounts outstanding under the U.S. commercial paper program and the 5.125% notes due September 2013 as long-term debt based on your intent and ability to refinance this debt as of December 31, 2012. Please help us better understand how you determined this classification was appropriate pursuant to ASC 470-10-45-12A through 45-20.

Response:
The Company determined it was appropriate to classify amounts outstanding under the U.S. commercial paper program and the 5.125% notes due September 2013 as long-term debt based on the Company's analysis of guidance pursuant to ASC 470-10-45-12A through 45-20. More specifically, ASC 470-10-45-14 allows for a short-term obligation to be excluded from current liabilities if an entity intends to refinance the obligation on a long-term basis and the intent is supported by an ability to consummate the refinancing. Pursuant to ASC 470-10-45-12A, the Company expected the short-term obligations under the U.S. commercial paper program to be refinanced on a long-term basis. Pursuant to ASC 470-10-45-12B, the Company had the intent to replace the 5.125% notes due September 2013 with borrowings under the Company's multi-year revolving credit facility ("credit facility"). Pursuant to ASC 470-10-45-14(b), the Company reclassified both amounts outstanding under the U.S. commercial paper program and the 5.125% notes due September 2013 because the credit facility was in place as of the balance sheet date, did not expire within one year, repayment of both amounts would not result in any violation of the terms of the credit facility, and the lenders under the credit facility were expected to be financially capable of honoring the commitment.

The Company also made the following considerations:

•	There was adequate availability under the credit facility pursuant to ASC 470-10-45-17 and 18 as illustrated in the following table:

(In millions)	Credit Facility Limit	Less: 5.125% Notes due September 2013	Less: Outstanding Commercial Paper	Less: Credit Facility Borrowings	Remaining Available Credit
December 31, 2012	$525.0	$150.0	$39.5	$50.0	$285.5
March 31, 2013	525.0	150.0	25.0	104.0	246.0
June 30, 2013 (a)	525.0	150.0	—	153.0	197.0
September 30, 2013(b)	525.0	—	—	302.0	198.0
(a) The outstanding commercial paper was paid off during the second quarter of 2013 with proceeds from the Company's credit facility.
(b) The 5.125% notes due September 2013 were paid off during the third quarter of 2013 with proceeds from the Company's credit facility.

•
The Company performed an analysis of capital requirements and determined that, while availability under the credit facility fluctuated, the Company would have sufficient liquidity and capital resources to fund normal operations pursuant to ASC 470-10-15-19. The remaining available credit noted in the above table and cash flows from operations were sufficient to allow the Company to meet all operational and business needs.

Form 10-Q for the Period Ended September 30, 2013

Financial Statements, Notes to the Financial Statements

Note 3, Acquisitions and Dispositions, page 9

6.
The Infrastructure segment represented approximately 34% of your total assets at December 31, 2012, and 31% of your total revenues for the year ended December 31, 2012. In addition, the operating loss for the Infrastructure segment exceeded your total operating loss for the year ended December 31, 2012. Please tell us how you plan to present pro forma financial information related to the sale, pursuant to Article 11 of Regulation S-X.

Response:
Subsequent to the receipt of the Staff's comment letter, on November 26, 2013, the Company consummated the previously announced transaction to sell the Company's Harsco Infrastructure Segment into a strategic venture with Clayton, Dubilier & Rice ("CD&R") as part of a transaction that combines the Harsco Infrastructure Segment with Brand Energy & Infrastructure Services, Inc. (the "Infrastructure Transaction").

On November 26, 2013, the Company filed a Current Report on Form 8-K to present pro forma financial information related to the Infrastructure Transaction, pursuant to Article 11 of Regulation S-X.

7.
In your letter dated February 13, 2013, you agreed to consider disclosing the carrying value of long-lived assets determined to be at risk of impairment that may have a material adverse effect on your consolidated financial position, results of operations and cash flows, including identifying the segment in which the underlying assets are included. In light of this and the $241.3 million impairment charge you took related to the write-down of assets of the Infrastructure division, please help us understand what consideration you gave to providing disclosures related to the assets of this division in your Form 10-K for the year ended December 31, 2012 or your Forms 10-Q for the periods ended March 31, 2013 and June 30, 2013.

Response:

The Company recorded the $241.3 million impairment charge solely as a result of the sale of the Harsco Infrastructure Segment, the definitive agreement for which was not reached until September 15, 2013. Although the Company carefully considered disclosure of the risk of potential impairment in the Company’s Form 10-Q for the period ended June 30, 2013, the Company ultimately determined that such disclosure was not appropriate as the sale of the Harsco Infrastructure Segment was not more-likely-than not. As the following timeline illustrates, at the time the Company’s second quarter Form 10-Q was filed on August 8, 2013, the potential transaction remained highly speculative and there remained significant uncertainty as to whether it would ultimately occur.
June 2013 - The Company entered into a non-binding letter of intent with the buyer and due diligence began.
July 2013 - The original proposed deal went dormant.
August 2013 - Due diligence resumed on a significant variation to the initially proposed terms, driving towards a potential combination with Brand Energy & Infrastructure Services, Inc.
September 2013 - The Company completed its due diligence and the Company’s Board of Directors approved the sale of the Harsco Infrastructure Segment.
Additionally, as disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2012, the Company recorded a goodwill impairment charge during the fourth quarter of 2012 related to the Harsco Infrastructure Segment. Based on the projections used in this analysis, the Company determined there was no asset impairment charge in accordance with ASC 360. Also, as part of the determination of the goodwill impairment charge, the Company conducted the second step of the annual goodwill impairment test in accordance with ASC 350-20-35-9 through 21. The Company utilized external valuation experts to assist in performance of this testing. The results of the second step of the annual goodwill impairment test indicated that the fair value of the long-lived assets of the Harsco Infrastructure Segment exceeded their book value.
Subsequent to this determination and pursuant to the assets-held-and-used model outlined in ASC 360-10-35-16 through 36, the Company determined that there were no potential indicators of long-lived asset impairment for the quarters ended March 31, 2013 and June 30, 2013.

Management's Discussion and Analysis, Liquidity and Capital Resources

Credit Ratings and Outlook, page 34

8.
In your Form 10-Q for the period ended June 30, 2013, you disclosed that the downgrade by Fitch and other rating agencies resulted in an increase in your short-term borrowing costs and resulted in you being unable to consistently issue commercial paper in sufficient amounts to sustain your U.S. commercial paper program. Consequently, subsequent to June 2013, the U.S. commercial paper program was cancelled. As the U.S. commercial paper program represented a significant portion of your available credit as of June 30, 2013, please discuss the impact of this cancellation on your liquidity and capital resources as well as what consideration you gave to this cancellation in concluding that your financial position and debt capacity should enable you to meet your current and future requirements.

Response:
The cancellation of the Company's U.S. commercial paper program did not have a significant impact on the Company's liquidity and capital resources or the conclusion that the Company's financial position and debt capacity would enable the Company to meet current and future requirements.
The Company refers the Staff to footnote (b) to the table entitled "Summary of Credit Facilities and Commercial Paper Programs at December 31, 2012" in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 on page 33, which notes "Although the Company has significant available credit, for practical purposes, the Company limits aggregate commercial paper and credit facility borrowings at any one-time to a maximum of $525 million (the amount of the back-up facility)." The cancellation of the U.S. commercial paper program had no effect on this $525 million borrowing capacity. Essentially, when the Company was able to issue commercial paper under the U.S. commercial paper program, the credit facility served as a back-up to the commercial paper program only. This is illustrated in the following table:

(In millions)	U.S. Commercial Paper Program	Euro Commercial Paper Program (a)	Multi-year Revolving Credit Facility	5.125% Notes due September 2013	Total Outstanding
December 31, 2012	$39.5	$—	$50.0	$150.0	$239.5
March 31, 2013	25.0	—	104.0	150.0	279.0
June 30, 2013 (b)	—	—	153.0	150.0	303.0
September 30, 2013 (c)	—	—	302.0	—	302.0
(a) The Euro commercial paper program was dormant and removed from the Company's filings beginning with the Company's Form 10-Q for the period ended March 31, 2013.
(b) The outstanding commercial paper was paid off during the second quarter of 2013 with proceeds from the Company's credit facility.
(c) The 5.125% notes due September 2013 were paid off during the third quarter of 2013 with proceeds from the Company's credit facility.

At all times, the total outstanding under the Company's credit facility and U.S. commercial paper program, including the Company's 5.125% notes due September 2013, were less than the Company's maximum noted above. Additionally, the Company performed an analysis of capital requirements and determined that remaining available credit and cash flows from operations were sufficient to allow the Company to meet all operational and business needs. In summary, the cancellation of the U.S. commercial paper program had no impact on the Company's overall available liquidity.

This response should be read in conjunction with the response to the Staff's Comment #5 related to Note 7. Debt and Credit Agreements.

Exhibit 32

9.
Your Section 906 certifications refer to the annual report on Form 10-K rather than the quarterly report on Form 10-Q for the period ending September 30, 2013. Please file an amendment to your Form 10-Q to provide revised certifications which refer to the appropriate form. Please refile the Form 10-Q in its entirety and ensure that the certifications are currently dated and refer to the Form 10-Q/A. In a similar manner, please amend your Forms 10-Q for the periods ended March 31, 2013 and June 30, 2013.

Response:
Due to scrivener’s errors, each of the Company’s Section 906 certifications for its quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013 mistakenly refers to an “Annual Report on Form 10-K” instead of a “Quarterly Report on Form 10-Q,” although each certification does reference the correct period end. In future quarterly reports, the Company will ensure that its Section 906 certifications reference the correct periodic report. Given that Section 906 certifications are not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, the Company respectfully requests to provide to the Staff copies of corrected Section 906 certifications for the above-referenced quarterly reports on a supplemental basis and to not amend such quarterly reports.

Form 8-K Filed August 8, 2013

10.
You present projected free cash flow for 2013. Please present the most directly comparable GAAP financial measures and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures, to the extent available without unreasonable efforts pursuant to Item 10(e)(1)(i)(b) of Regulation S-K. If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you should identify information that is unavailable and disclose its probable significance. Refer to SEC Release No. 33-8176.

Response:
The following table presents a reconciliation of the Company's estimated 2013 cash provided by operating activities, a GAAP financial measure, to free cash flow, a non-GAAP financial measure:

	Range
(In millions)	Low	High
Net cash provided by operating activities	$280.0	$315.0
Less capital expenditures (a)	(265.0)	(280.0)
Plus total proceeds from asset sales and capital expenditures for strategic ventures	35.0	40.0
Free Cash Flow	$50.0	$75.0
(a) Capital expenditures encompass two primary elements: maintenance capital expenditures, which are necessary to sustain the Company’s current revenue streams and include contract renewals; and growth capital expenditures, for which management has discretion as to amount, timing and geographic placement, and which expand the Company's revenue base and create additional future cash flow.

To the extent that the Company publicly presents a forward-looking non-GAAP financial measure in the future and is unable to provide a quantitative reconciliation of the differences between such non-GAAP financial measure and the most directly comparable GAAP financial measure without unreasonable efforts, the Company will disclose that fact and provide reconciling information that is available without unreasonable efforts and identify, to the extent possible, information that is unavailable and its probable significance.

Form 8-K Filed September 16, 2013

11.
You refer to pro forma 2013 annual revenues for the combined company. Your use of the term pro forma implies that these amounts were determined and presented pursuant to Article 11 of Regulation S-X. Please tell us and ensure that you clearly disclose how these amounts were determined. Please also consider using a different description of these amounts if they were not determined or presented pursuant to Article 11 of Regulation S-X.

Response:
The pro forma 2013 annual revenues for the proposed strategic venture referenced in the Company’s current report on Form 8-K filed on September 16, 2013 were not determined in accordance with Article 11 of Regulation S-X. Rather, the projected revenue amount for the proposed joint venture was a good faith estimate of the Company’s management based on the historical and projected revenues of the Company’s Harsco Infrastructure Segment and the historical and projected revenues of the strategic venture partner, in each case for 2013. The Company believed that its investors would find the projected revenue for the proposed strategic venture useful in their evaluation of the Company’s continuing equity investment in such strategic venture. In the future, the Company will use a description different than “pro forma” for amounts that are not determined in accordance with Article 11 of Regulation S-X to avoid the implication that such amounts were, in fact, determined accordance with Article 11.
* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-730-3681.

Very truly yours,

/s/ F. Nicholas Grasberger
F. Nicholas Grasberger
Senior Vice President and Chief Financial Officer